February 22, 2007


By facsimile to (414) 297-4900 and U.S. Mail


Mr. Martin G. Carver
Chairman, Chief Executive Officer, and President
Bandag, Incorporated
Bandag Headquarters
2905 North Highway 61
Muscatine, IA 52761-5886

Re:	Bandag, Incorporated
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed February 14, 2007

Dear Mr. Carver:

	We limited our review of the filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Forward - Looking Financial Information, page 26

1. Please remove the statement in the last sentence of the first paragraph that readers should not rely on the forward looking information. Note that we do not object to a statement that readers should not place undue reliance on the information, as actual results may vary from the forecasts.

Interests of our Executive Officers and Directors, page 27

2. Regarding the waivers you will try to obtain from holders of equity awards, please clarify whether obtaining the waivers is a condition to closing under the merger agreement, and explain what will happen to the awards in the merger if the requisite consents are not obtained.

Security Ownership of Certain Beneficial Owners, page 51

3. We note that this information is presented as of December 31,
2006
for persons who are executive officers as of December 31, 2005. Please update this information to be as of the most recent practicable date, and provide it for each of the named executive officers as defined in Item 402(a)(3). Note that this includes persons serving as your principal executive officer, principal financial officer, and three other most highly compensated officers serving at the end of your most recently completed fiscal year.

Appendix B -- Opinion of William Blair & Company,

4. We note your response to prior comment 13 regarding our objection to the phrase "solely for the confidential use of the Board of Directors". We believe that this disclaimer is inconsistent with your disclosure regarding fairness of the transaction to shareholders and should be deleted, notwithstanding that it is contained in William Blair`s opinion given on December 5, 2007. Please see the link entitled "Excerpt from November 2000 Current Issues Outline" under "Compliance and Disclosure Interpretations -- Regulation M-A and Related Rules" in the Corporation Finance section of our website
(www.sec.gov) for a further explanation of staff`s position in this regard. If you believe that shareholders are not entitled to rely on
William Blair`s opinion, please make this clear in your proxy statement, and include the three point discussion contemplated by the
Current Issues Outline.


Closing

	File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us with marked courtesy copies of the filings. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	You may direct questions on comments and other disclosure
issues
to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202)
551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Peter D. Fetzer, Esq.
	Jay O. Rothman, Esq.
	Foley & Lardner LLP
	777 East Wisconsin Avenue
	Milwaukee, WI 53202-5306



Mr. Martin G. Carver
February 22, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE